

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

December 20, 2013

<u>Via E-mail</u>
Ronald J. Santilli
Executive Vice President and Chief Financial Officer
Cutera, Inc.
3240 Bayshore Blvd.
Brisbane, California 94005

      Re: Cutera, Inc.
              Form 10-K for the fiscal year ended December 31, 2012
              Filed March 15, 2013
              File No. 000-50644

Dear Mr. Santilli:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Brian Cascio

                            Brian Cascio
                            Accounting Branch Chief